Exhibit 99.1

Draganfly and Promo Drone Unveil Starling X.2, Outdoor Messaging and Aerial Advertising Drone

Preorder the Starling X.2 in August 2023.

Vancouver, BC. July 18, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce has developed the Starling X.2 drone digital display messaging platform with its partner Promo Drone, a San Diego-based digital display drone company.

Draganfly was selected by Promo Drone to develop and manufacture the next generation of their Public Safety & Advertising system, the Starling X.2. Draganfly’s experienced Engineering and Production teams designed and developed the Starling X.2 in collaboration with Promo Drone, an industry leader relating to Drone Advertising & Publicity. This development brings together the expertise of both companies, and the Starling X.2 represents a cutting-edge integration that will enhance outdoor messaging capabilities.

With its innovative features and capabilities, the Starling X.2 will offer versatile rapid-response messaging and aerial advertising to communicate and promote in various sectors, including public safety, emergency response, outdoor events, advertising, marketing, and fan-centric experiences.

Draganfly’s Commander 3 XL airframe will integrate with Promo Drone’s video display technology, which includes ultra-bright LED display panels. This combination creates an aerial messaging system that captures attention with its remarkable visibility. This platform can be deployed to communicate critical information about impending natural disasters, rally points, missing persons, and other critical notifications, enhancing awareness and preparedness.

“I’m enthusiastic about the development of the Starling X.2 and the positive impact it will have during times of need,” said Jamar Williams, Founder and CEO of Promo Drone. “Partnership with Draganfly and their ability to design, prototype and manufacture new products helped us develop the next generation of the Promo Drone platform. Their ability to provide comprehensive value, from product development to marketing and administrative infrastructure, is key to achieving our goal of providing customers with awareness and preparedness through our innovative platform.”

“The Starling X.2 opens up exciting possibilities for outdoor messaging and will enable eye-catching visuals that can effectively reach and engage large audiences,” said Cameron Chell, President and CEO of Draganfly. “The Commander 3 XL is the ideal airframe to integrate this innovative technology as it was designed for easy assembly and rapid deployment. Draganfly is proud to partner with industry leaders like Promo Drone in the development and manufacturing of UAV technologies that enhance public safety.”

The Starling X.2 will be released in 2024, with preorders available in August 2023.

Visit for more information: https://draganfly.com/starling-x2/

Watch the product announcement

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the ability for the the Starling X.2 to respond rapidly and be visible in emergency scenarios. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.